OMB APPROVAL
OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D

	Form N-SAR	Form N-CSR

For Period Ended: September 30, 2009

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

__________________________________________________________________________________

PART I.
REGISTRANT INFORMATION

Capital Financial Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

1 Main Street North
Address of Principal Executive Office (Street and Number)

Minot, ND 58703
City, State and Zip Code

PART II.
RULES 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

X	b)	The subject annual report, semi-annual report, transition report on Form 10-K,

Form 20-F, Form 11-K,Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q or subject distribution report or Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c)	The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

PART III.
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Capital Financial Holdings, Inc. (the "Company") is unable to complete its Quarterly Report on Form 10Q within the prescribed time period without unreasonable effort or expense because additional review of and analysis of transactions out of the ordinary course of business, preparation of schedules as well as coordination of legal, accounting and management reviews is necessary to complete the Company's Form 10Q.

PART IV.
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bradley P. Wells	701	857-1842
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes	X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes		No	X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Capital Financial Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2009	By:	/s/	Bradley P. Wells
Bradley P. Wells
CEO/CFO & President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of face constitute Federal Criminal Violations (See 18 U.S.C. 1001).